SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2018

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated February 8, 2018, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	12/21/2017	12/31/2016
Results of the period (three-month period)	10,831	6,861
Attributable to:
Shareholders of the controlling company	8,918	3,835
Non-controlling interest	1,913	2,981

2. Other integral results of the period	in million ARS
	12/31/2017	12/31/2016
Other integral results of the period (three-month period)	161	550
Attributable to:
Shareholders of the controlling company	(272)	22
Non-controlling interest	433	528

3. Total integral results of the period	in million ARS
	12/31/2017	12/31/2016
Total integral results of the period (three-month period)	10,992	7,366
Attributable to:
Shareholders of the controlling company	8,646	3,857
Non-controlling interest	2,346	3,509

4. Equity details	in million ARS
	12/31/2017	12/31/2016
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	18	16
Legal Reserve	143	143
Special Reserve (Resolution CNV 609/12)	2,751	2,751
Cost of treasury share	(28)	(29)
Changes in non-controlling interest	(2,341)	(181)
Reserve for share-based payments	80	73
Reserve for future dividends	494	494
Reserve for conversion	1,178	454
Special Reserve	2,081	-
Reserve for coverage instruments	10	(36)
Reserve for defined benefit plans	(62)	(22)
Other subsidiary reserves	36	37
Retained earnings	24,730	20,098
Shareholders’ Equity attributable to controlling company’s shareholders	30,585	25,293
Non-controlling interest	27,221	18,868
Total shareholder's equity	57,806	44,161

5. Adjustments of previous results	in million ARS
12/31/2016
Change in the valuation method of investment properties	2,619
Attributable to:
Shareholders of the controlling company	1,768
Non-controlling interest	851

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,243 shares directly and indirectly (through Helmir S.A.), which represents 63.76% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on December 31, 2017, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 208,478,513 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.03% of the issued share capital.

As of December 31, 2017 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on December 31, 2017, the following can be highlighted:

  ●
Adjusted EBITDA for the first semester of FY 2018 was ARS 7,166 million (ARS 1,459 million from the center of operations in Argentina and ARS 5,707 million from the center of operations in Israel), increasing by 38.0% compared to the same half of 2017 (20% of increase in the center of operations in Argentina and 44% in the center of operations in Israel).

  ●
Net result for the six months' period registered a gain of ARS 10,831 million compared to a gain of ARS 6,816 million in fiscal year 2017, mainly explained by a higher result due to a change in the fair value of investment properties due to the impact of the tax reform implemented in Argentina and for the effects of the exchange rate on them, offset by the loss recorded in our center of operations in Israel as a result of the partial debt swap made by Discount Corporation Ltd. ("DIC")

  ●
Tenant Sales in our malls grew by 22.6% during the first semester of FY2018 while the average rent of the office portfolio reached USD/sqm 26.9. Adjusted EBITDA of the rental segment increased by 18.6% in the compared semester.   ..

  ●
We reached  99.1% occupancy in our shopping malls, 93.2% occupancy in our offices and 71.5% in our hotels’ portfolio.

  ●
In October 2017, we have sold in the secondary market 10.2 million shares of IRSA Commercial Properties for a total amount of USD 138.2 million.

  ●
In December, 2017, IRSA acquired, through Dolphin, the remaining 31.7% of IDBD held by IFISA reaching 100% stake in IDBD’s share capital. hed  99.1% occupancy in our shopping malls, 93.2% occupancy in our offices and 71.5% in our hotels’ portfolio.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: February 8, 2018